02055757

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Bio MS Medical Corp

*CURRENT ADDRESS: 6030 - 88th Street
Edmonton, Alberta
T6E 6G4

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 34689 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/1/02

82-34689

02 SEP 16

AR/S
12-31-01

BIOMS MEDICAL CORP.
Consolidated Financial Statements
December 31, 2001

AUDITORS' REPORT

To the Shareholders of

BioMS Medical Corp.

We have audited the consolidated balance sheet of BioMS Medical Corp. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and December 31, 2000 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
March 15, 2002

"Collins Barrow"
Signed
Chartered Accountants

BIOMS MEDICAL CORP.

Consolidated Balance Sheet

December 31, 2001 and December 31, 2000

	2001	2000
ASSETS		
Current Assets		
Cash	**$ 25,799,445**	$ 3,835,253
Amounts receivable	**63,837**	1,352,750
Prepaid expenses	**16,825**	---
	25,880,107	5,188,003
Licensing costs (Note 5)	**16,213,688**	15,500,507
Capital assets (Note 6)	**29,264**	---
	$ 42,123,059	$ 20,688,510
LIABILITIES		
Current Liabilities		
Accounts payable	**$ 527,286**	$ 138,706
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**46,837,732**	9,463,849
Commitment to issue share capital	**—**	11,550,652
Deficit	**(5,241,959)**	(464,697)
	41,595,773	20,549,804
	$ 42,123,059	$ 20,688,510

Commitment (Note 12)

Approved on behalf of the Board

"Kevin Giese"
Signed
Director

"Clifford Giese"
Signed
Director

BIOMS MEDICAL CORP.

Consolidated Statement of Operations

For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Revenue		
Interest income	**$ 457,954**	$ 88,947
Expenses		
Research and development (Note 8)	**3,089,323**	516,183
Amortization of licensing costs	**1,444,356**	7,355
General and administrative (Note 9)	**695,297**	30,106
Amortization of capital assets	**6,240**	---
	5,235,216	553,644
Net loss	**$ 4,777,262**	$ 464,697
Loss per common shares - basic (Note 10)	**$ 0.24**	$ ---

BIOMS MEDICAL CORP.

Consolidated Statement of Deficit

For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Balance, beginning of year	**$ 464,697**	$ ---
Net loss	**4,777,262**	464,697
Balance, end of year	**$ 5,241,959**	$ 464,697

BIOMS MEDICAL CORP.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Operating Activities		
Net (loss)	**$ (4,777,262)**	$ (464,697)
Items not involving cash:		
Amortization of licensing costs	**1,444,356**	7,993
Amortization of capital assets	**6,240**	---
Net change in non-cash working capital balances related to operations	**312,290**	120,175
Cash used in operating activities	**(3,014,376)**	(336,529)
Investing Activities		
Organization costs	—	(900)
Licensing costs	**(567,283)**	(5,900,000)
Purchase of capital assets	**(35,504)**	---
Goods and services tax recoverable	**1,336,510**	(1,336,510)
Cash provided by (used in) investing activities	**733,723**	(7,237,410)
Financing Activities		
Share issue costs	**(1,004,438)**	(141,465)
Net proceeds from issuance of share capital	**25,249,283**	---
Commitment to issue share capital	—	11,550,652
Cash provided by financing activities	**24,244,845**	11,409,187
Increase in cash	**21,964,192**	3,835,248
Cash, beginning of year	**3,835,253**	5
Cash, end of year	**$ 25,799,445**	$ 3,835,253

Cash consists of:

Bank and trust accounts	**$ 9,043,718**	$ 3,782,030
Interest bearing deposits	**16,755,727**	---
	$ 25,799,445	$ 3,782,030

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. (EPS) on February 9, 2001 and to BioMS Medical Corp. on July 30, 2001. The corporation was continued to the Province of Alberta July 31, 2001.

The Corporation is a development stage company and, through its subsidiaries, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis.

2. **Reverse Takeover**

On August 1, 2001, BioMS acquired all of the outstanding commons shares of Rycor Technology Investments Corp. in exchange for 38,431,289 shares and 6,810,163 non-transferrable share warrants of BioMS. The acquisition has been accounted for as a reverse takeover of BioMS by Rycor.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of BioMS Medical Corp. (formerly EPS), but are considered the continuation of the financial statements of Rycor. However, the stated capital of the consolidated entity at December 31, 2001 is that of BioMS. This capital structure is different from the capital structure appearing in the comparative financial statements for Rycor due to the application of reverse takeover accounting. As a result, earnings per share information is not considered meaningful for the year ended December 31, 2000. Prior to the acquisition of Rycor by BioMS, there were 21,000,050 common shares of Rycor outstanding with a stated capital of $12,907,262.

b) As Rycor is deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these financial statements at their historical carrying value. The operations of BioMS are included from August 1, 2001.

c) Control of the assets and operations of BioMS is considered to be acquired by Rycor. For purposes of this transaction, the consideration is deemed to be the fair value of the net assets of BioMS, which was $330,053 at August 1, 2001. Immediately prior to the acquisition, there were 3,030,000 common shares of BioMS outstanding with an assigned value of $407,967.

The fair value of the assets of BioMS acquired by Rycor are:

Cash	$ 330,024
Prepaids	3,616
Accounts receivable	2,993
Accounts payable	(6,280)
	$ 330,053

3. **Summary of Significant Accounting Policies**

Cash

Cash includes short term investments and term deposits, which are highly liquid marketable securities with a maturity of three months or less when purchased. The short term investments are valued at cost.

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Web Site Development Costs

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight-line basis over a period of five years commencing with the date of completion of development.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at December 31, 2001, no future income taxes have been reported.

Stock Based Compensation

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

3. **Summary of Significant Accounting Policies** (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. **Business Acquisitions**

Effective August 1, 2001, the Corporation acquired all the shares and related assets of Rycor Technology Investments Corp., a company holding an interest in certain licensing rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has been accounted for as a reverse takeover and accordingly includes the results of Rycor Technology Investments Corp. operations in these financial statements from January 1, 2001 and the results of BioMS Medical Corp operations since August 1, 2001. The acquisition was completed through the issuance of 38,431,289 shares from treasury.

Comparative figures have been changed to present the operations and financial position of Rycor Technology Investments Corp.

Effective March 1, 2001, Rycor Technology Investments Corp. acquired all the shares and related assets of Rycor Corp., a company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has bene accounted for by the purchase method of accounting and, accordingly, includes the results of Rycor Corp. operations in these financial statements from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

5. **Licensing Costs**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$17,655,651**	**$ 1,441,963**	**$16,213,688**	$ 15,500,507

6. **Capital Assets**

	2001			2000
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 19,428	$ 3,210	$ 16,218	$ ---
Web site development costs	15,500	2,454	13,046	---
	$ 34,928	$ 5,664	$ 29,264	$ ---

7. **Share Capital**

Authorized:
100,000,000 common shares
100,000,000 preferred shares

	Number of Common Shares	Amount
BioMS Medical Corp.		
December 31, 2000		
Common shares	2,900,000	$ 460,000
Share issue costs		(76,610)
		383,390
December 31, 2001		
Reverse takeover by Rycor Technology Investments Corp.	38,431,289	30,104,917
Exercise of stock options and warrants	3,266,630	9,070,490
Issued for cash	3,300,000	8,250,000
Share issue costs	---	(971,065)
	47,897,919	$ 46,837,732

7. **Share Capital** (Continued)

	Number of Common Shares	Number of Warrants	Amount
Rycor Technology Investments Corp.			
December 31, 2000			
Common shares, beginning of year	50		$ 5
Common shares issued in exchange for licensing rights	18,123,225		9,605,309
Share issue costs	---		(141,465)
Common shares, net of share issue costs	18,123,275		9,463,849
Special warrants issued for cash		9,763,860	11,550,652
December 31, 2001			
Special warrants issued for cash		7,667,379	7,599,098
Conversion of special warrants to common shares	17,431,239	(17,431,239)	
Common shares issued for acquisition of Rycor Corp.	2,876,775		1,524,691
Share issue costs	---		(33,373)
	38,431,289	---	$ 30,104,917

17,714,891 common shares issued are held in escrow at December 31, 2001. The escrowed shares will be released as to one third of the shares on each of January 27, 2002, July 27, 2002 and January 27, 2003.

The Corporation has granted to its directors, officers, employees and consultants options to purchase 1,059,500 common shares. 159,500 options are exercisable at $0.20 per common share and will expire on January 9, 2006. 900,000 options are exercisable at $2.50 per common share and will expire on July 23, 2006. 774,500 options are issued to directors and 285,000 options are issued to employees and consultants.

7. **Share Capital** (Continued)

The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation.

The corporation has 3,794,283 outstanding share purchase warrants exercisable at $4.00 per share on or before December 31, 2002.

On October 23, 2001, the corporation issued 1,815,000 Series A share purchase warrants entitling the holders to purchase up to an aggregate of 1,815,000 Class A common shares at the subscription price of $5.80 per share. The expiry date of the warrants is October 22, 2003.

On November 9, 2001, the corporation also granted to a company options to purchase 30,000 common shares, exercisable at $5.75 per common share expiring on November 8, 2006.

8. **Research and Development Expense**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

9. **General and Administrative Expenses**

General and administration expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

10. **Loss Per Share**

Loss per common share have been allocated on the weighted average number of common shares outstanding for the period of 19,825,355 (September 30, 2001 - 11,511,450).

The effect of potential exercise of options is anti-dilutive at December 31, 2001 and is therefore not presented.

11. Income Tax Losses

The corporation has non-capital income tax losses in the amount of $3,676,736 in the aggregate, which were incurred for the following periods ended:

December 31, 2000	$ 659,307
December 31, 2001	3,017,429
	$ 3,676,736

These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2001.

12. Commitment

On August 1, 2000, the corporation entered into a licensing agreement to cover certain related patent claims. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

13. Financial Instruments

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at December 31, 2001, there are no significant differences between the carrying amounts of these items and their estimated fair values.

YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Year Ended December 31, 2001	Date of Report May 10, 2002

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-408-3040	780-413-7152

Contact Name	Contact Position	Contact Telephone No.
Kevin Giese	President	780-413-7152

Contact email address	website address
kgiese@biomsmedical.com	www.biomsmedical.com

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	Print Full Name	Date Signed
"Kevin A. Giese" Signed	Kevin A. Giese	May 10, 2002
Director's signature	Print Full Name	Date Signed
"Clifford D. Giese" Signed	Clifford D. Giese	May 10, 2002

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BioMS Medical Corp.

Year Ended December 31, 2001
BC Form 51-901F

<u>Schedule B - Supplementary Information</u>

1. Analysis of Expenses and Deferred Costs (for the year ended December 31, 2001)

   As at December 31, 2001, the Issuer was a development stage company. Details of expenses and deferred costs are contained in the financial statements.

2. Related Party Transactions (for the year ended December 31, 2001)

   As at December 31, 2001, there were no relat

3. Summary of Securities Issued and Options Granted (for the year ended December 31, 2001)

Summary of Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
January 15, 2001 (1)	Common Shares	Public Offering	1,300,000	$0.20	$260,000	Cash	$26,000
March 13, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
June 4, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
August & September, 2001	Common Shares	Exercise of Options	130,500	$0.20	$26,100	Cash	Nil
August 1, 2001	Common Shares	Acquisition of Rycor Technology Investments Corp.	38,431,289	$0.78	$30,104,91 7	Shares of Rycor Technology Investments Corp.	Nil
October 23, 2001 (2)	Common Shares	Public Offering	3,300,000	$2.50	$8,250,000	Cash	$660,000
August to December, 2001	Common Shares	Exercise of Warrants	3,006,130	$3.00	$9,018,390	Cash	Nil

(1) Issued pursuant to a prospectus dated November 30, 2000.
(2) Issued pursuant to a prospectus dated August 29, 2001.

Summary of Share Purchase Warrants issued:

Date	Issued to	Number of Warrants	Exercise Price	Expiry Date
October 23, 2001 (1)	Subscribers to Public Offering	1,650,000	$5.80	October 22, 2003
October 23, 2001 (2)	Yorkton Securities Inc.	165,000	$5.80	October 23, 2003

(1) Issued pursuant to prospectus dated August 29, 2001.
(2) Agents warrants issued pursuant to prospectus dated August 29, 2001.

Summary of Options granted:

Date of Grant (1)	Name of Optionee	Number of Options	Exercise Price	Expiry Date
January 10, 2001	Kevin A. Giese	72,500	$0.20	January 9, 2006
July 24, 2001		25,000	$2.50	July 23, 2006
January 10, 2001	Clifford D. Giese	43,500	$0.20	January 9, 2006
July 24, 2001		220,000	$2.50	July 23, 2006
January 10, 2001	Michael P. Kennedy	43,500	$0.20	January 9, 2006
July 24, 2001		25,000	$2.50	July 23, 2006
July 24, 2001	Consultants	275,000	$2.50	July 23, 2006
July 24, 2001	Colleen Smecko	10,000	$2.50	July 23, 2006
July 24, 2001	Laine M. Woollard	25,000	$2.50	July 23, 2006
July 24, 2001	Queensbury Ventures Inc.	195,000	$2.50	July 23, 2006
July 24, 2001	924927 Alberta Ltd.	125,000	$2.50	July 23, 2006
November 9, 2001	Investor Relations Consultant	30,000	$5.75	November 8, 2006

4. Summary of Securities (as at the end of the reporting period dated December 31, 2001)

(a) Description of authorized share capital:
- 100,000,000 common shares without nominal or par value
- 100,000,000 preferred shares

(b) Number and recorded value for shares issued:
- 47,897,919 common shares are issued and outstanding, for total share issuance proceeds of $47,885,407 before shares issuance costs, and $46,837,732 after share issuance costs.

(c) Description of options, warrants and convertible securities outstanding:

- 159,500 directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.
- 615,000 directors and officers options, exercisable at $2.50, and expiring on July 23, 2006
- 285,000 employees and consultants options, exercisable at $2.50, and expiring on July 23, 2006
- 3,794,283 common share purchase warrants, exercisable at $4.00 on or before December 31, 2002.
- 1,815,000 common share purchase warrants exercisable at $5,80 on or before October 22,2003
- 30,000 options exercisable at $5.75 on or before November 8, 2006

(d) Number of each class of shares subject to escrow or pooling agreements:

- 17,714,891 of the common shares are subject to escrow.
- 21,000,000 of the issued common shares are subject to a pooling agreement.

5. List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese	President, Chief Executive Officer, Director
Clifford D. Giese	Secretary, Chief Financial Officer, Director
Laine Woollard	Director
Dr. Kjell Stenberg	Director

BioMS Medical Corp.

Year Ended December 31, 2001
BC Form 51-901F

Schedule C - Management Discussion and Analysis

1. Description of Business

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. To fund its operations, the Company relies upon the proceeds of public and private offerings of equity securities and interest income.

Effective August 1, 2001 the Company acquired all of the shares and related assets of Rycor Technology Investments Corp. ("Rycor"). The acquisition was accounted for as a reverse takeover and accordingly the financial statements include the results of Rycor from January 1, 2001 and the results of BioMS since August 1, 2001. Comparative figures also present the operations and financial position of Rycor.

2. Discussion of Operations and Financial Condition

The consolidated net loss for the twelve months ended December 31, 2001 was $4.7 million or $0.24 per share as compared to $464,000 for the previous year. The increased loss in 2001 resulted primary from increased investment in research and development related to MBP8298. Additional costs included the amortization of licensing costs and general and administrative expenses incurred to manage the overall growth of the Company.

Revenue

The Company reported $457,954 in revenue for the twelve month period ended December 31, 2001, as compared to $88,947 in the year ended December 31, 2000. In both years the revenue was generated from interest income. The Company expects that interest income will fluctuate in relation to prevailing interest rates and the levels of funds invested.

Expenses

Total consolidated expenses for the twelve-months ended December 31, 2001 were $5.2 million as compared to $553,644 in the previous year. The largest contributor to the increase in expenses was planned expenditures associated with the continued progression in the development of MBP8298. In 2001, expenditures related to the Company's direct research and development efforts accounted for $3.1 million or 59% of all expenses.

Research and development

Research and development expenditures for the twelve-months ended December 31, 2001 totalled $3.1 million, as compared to $516,183 in the prior year. The costs consisted primarily of product development and consulting services expenditures relating to the development of MBP8298.

Clinical trial related expenditures related to MBP8298 are planned to increase in 2002, as the Company completes preparations for the commencement of the next trials in multiple sclerosis.

General and administration

General and administration expenditures increased to $695,297 for the twelve-months ended December 31, 2001 as compared to $30,106 in the year ended December 31, 2000. General and administration costs represented approximately 13% of total gross expenses for the Company in 2001. These included costs for the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration and various other expenses relating to the operations and growth of the Company.

Investor Relations Consultants

The Company has entered into a contract with Equicom Group Inc. to provide investor relations services. The contract requires monthly payments of $8,000 for a one year period commencing November 1, 2001, and may be cancelled by either party upon sixty days notice.

The Company has also granted Equicom 30,000 share options exercisable at $5.75 on or before November 8, 2006.

3. Subsequent Events

No material subsequent events have occurred.

Financing, Principal Purposes and Milestones

The Company issued pursuant to a prospectus dated August 29, 2001, 3.3 million common shares of the Company at a price of $2.50 per share for an aggregate amount of $8,250,000. At July 31, 2001, the Company had working capital of approximately $10,000,000 which, together with proceeds from the prospectus offering of $8,250,000, provided combined working capital of $18,250,000. The intended expenditure from the issue proceeds combined with existing working capital and the amounts spent to December 31, 2001 are as follows:

Application of Funds	Intended Expenditure of Funds	Actual Funds Spent
Expenses of the Offering	125,000	178,344
Remaining expenses of the Qualifying Transaction	75,000	90,887
Commission to the Agent	660,000	660,000
Pre-clinical development & further human clinical trials	16,170,000	865,831
Administration for twelve months	504,000	247,384
Payment to the University of Alberta pursuant to Contracted Research Agreement	300,000	300,000
Working Capital to fund on-going operations	416,000	40,000
Total:	18,250,000	2,382,446

Actual funds spent are costs incurred during the period August 1 to December 31, 2001. Intended expenditures were expected to be incurred over a period of twelve months or longer.

4. Liquidity and Solvency

As at December 31, 2001 cash and short-term investments totalled $25.8 million, as compared to $3.8 million in the year ended December 31, 2000.

The Company's cash position was strengthened during the past twelve months ended December 31, 2001 by the: issue of 7.6 million shares for proceeds of $7.6 million pursuant to a special warrant offering; issue of 3.3 million shares for proceeds of $8.25 million pursuant to a prospectus offering dated march 20, 2001; and, issue of an additional 3.2 million shares during the period for proceeds of $9.0 million resulting from the exercise of share purchase warrants and options.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall financial stability. The Company invests its cash reserved in liquid, high-grade investment securities.

The Company's net cash used in operating activities amounted to $3 million for the twelve-months ended December 31, 2001, as compared to $336,529 in the prior year, and resulted primarily from the Company's research and development expenditures for advancing MBP8298 through the clinical trials. The Company also spent $35,504 on the purchase of capital assets, including computer equipment and infrastructure and $567,283 on licensing costs.

Based on the current operating budgets, the management of BioMS believes that the capital resources of the Company should be sufficient for its short-term requirements. The Company's future funding needs may vary depending on a number of factors including the progress and costs of the preparations for the conduct of the next clinical trials for MBP8298, the cost, timing and outcome of the regulatory process, the establishments of collaborations, the cost of preparing, filing, maintaining, defining and enforcing patent claims and the availability of other funding. The Company may need to raise additional capital to fund its operations in the future. It would seek such additional funding through public or private equity financing from time to time as market conditions permit, or through collaborative arrangements.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Quarter Ended September 30, 2001	Date of Report November 29, 2001

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-466-6791	780-413-7152

Contact Name	Contact Position	Contact Telephone No.
Kevin Giese	President	780-413-7152

Contact email address	website address
kgiese@biomsmedical.com	www.biomsmedical.com

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	Print Full Name	Date Signed
"Kevin A. Giese" Signed	Kevin A. Giese	November 29, 2001
Director's signature	Print Full Name	Date Signed
"Clifford D. Giese" Signed	Clifford D. Giese	November 29, 2001

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BioMS Medical Corp.

3rd Quarter - Ended September 30, 2001
BC Form 51-901F

Schedule B - Supplementary Information

1. Analysis of Expenses and Deferred Costs (for the third quarter ended September 30, 2001)

   As at September 30, 2001, the Issuer was a development stage company. Details of expenses and deferred costs are contained in the financial statements.

2. Related Party Transactions (for the third quarter ended September 30, 2001)

   As at September 30, 2001, there were no related party transactions.

3. Summary of Securities Issued and Options Granted (for the third quarter ended September 30, 2001)

Summary of Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
January 15, 2001 (1)	Common Shares	Public Offering	1,300,000	$0.20	$260,000	Cash	$26,000
March 13, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
June 4, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
August & September, 2001	Common Shares	Exercise of Options	130,500	$0.20	$26,100	Cash	Nil
August & September, 2001	Common Shares	Exercise of Warrants	77,564	$3.00	$232,692	Cash	Nil
August 1, 2001	Common Shares	Acquisition of Rycor Technology Investments Corp.	38,431,289	$0.78	$30,133,903	Shares of Rycor Technology Investments Corp.	

August & September, 2001	Common Shares	Exercise of Options	130,500	$0.20	$26,100	Cash	Nil
August & September, 2001	Common Shares	Exercise of Warrants	77,564	$3.00	$232,692	Cash	Nil

(1) Issued pursuant to a prospectus dated November 30, 2000.

Summary of Options granted:

Date of Grant (1)	Name of Optionee	Number of Options	Exercise Price	Expiry Date
January 10, 2001	Kevin A. Giese	72,500	$0.20	January 9, 2006
July 24, 2001		25,000	$2.50	July 23, 2006
January 10, 2001	Clifford D. Giese	43,500	$0.20	January 9, 2006
July 24, 2001		220,000	$2.50	July 23, 2006
January 10, 2001	Michael P. Kennedy	43,500	$0.20	January 9, 2006
July 24, 2001		25,000	$2.50	July 23, 2006
July 24, 2001	Randy Stroud	125,000	$2.50	July 23, 2006
July 24, 2001	Walter Stelmaschuk	50,000	$2.50	July 23, 2006
July 24, 2001	Ryan Giese	30,000	$2.50	July 23, 2006
July 24, 2001	Patrick W. Kelly	25,000	$2.50	July 23, 2006
July 24, 2001	926421 Alberta Ltd.	25,000	$2.50	July 23, 2006
July 24, 2001	Roberta Powell	20,000	$2.50	July 23, 2006
July 24, 2001	Colleen Smecko	10,000	$2.50	July 23, 2006
July 24, 2001	Laine M. Woollard	25,000	$2.50	July 23, 2006
July 24, 2001	Queensbury Ventures Inc.	195,000	$2.50	July 23, 2006
July 24, 2001	924927 Alberta Ltd.	125,000	$2.50	July 23, 2006

(4) Summary of Securities (as at the end of the reporting period dated June 30, 2001)

(a) Description of authorized share capital:
- 100,000,000 common shares without nominal or par value

- 100,000,000 preferred shares

(b) Number and recorded value for shares issued:
- 41,669,353 common shares are issued and outstanding, for total share issuance proceeds of $30,800,940 before shares issuance costs, and $30,504,509 after share issuance costs.

(c) Description of options, warrants and convertible securities outstanding:
- 159,500 directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.
- 615,000 directors and officers options, exercisable at $2.50, and expiring on July 23, 2006
- 285,000 employees and consultants options, exercisable at $2.50, and expiring on July 23, 2006
- 6,722,849 common share purchase warrants, exercisable at $3.00 on or before December 31, 2001 and at $4.00 on or before December 31, 2002.

(d) Number of each class of shares subject to escrow or pooling agreements:
- 17,714,891 of the common shares are subject to escrow.
- 21,000,000 of the issued common shares are subject to a pooling agreement.

(5) List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese	President, Chief Executive Officer, Director
Clifford D. Giese	Secretary, Chief Financial Officer, Director
Laine Woollard	Director
Michael P. Kennedy	Director

BioMS Medical Corp.

3rd Quarter - Ended September 30, 2001
BC Form 51-901F

Schedule C - Management Discussion and Analysis

1. Description of the Issuer's Business

BioMS Medical Corp. (formerly EPS Capital Corp.), a capital pool company on the CDNX. Pursuant to a Prospectus dated November 30, 2000 EPS completed an initial public offering of 1,300,000 common shares at a price of $0.20 per share, and issued shares on January 15, 2001. Its shares were listed for trading on the CDNX on March 21, 2001 under the trading symbol "ECC".

Effective February 16, 2001 EPS Capital Corp. ("EPS") entered into a letter of intent with Rycor Technology Investments Corp. ("Rycor") in respect of EPS making an offer to acquire Rycor. EPS and Rycor subsequently entered into an acquisition agreement dated April 24, 2001 providing for the terms and conditions of the offer, and on August 1, 2001 the transaction closed. This transaction was EPS's "Qualifying Transaction" as defined under CDNX Policy 2.4.

On July 30, 2001 the issuer changed its name to BioMS Medical Corp. ("BioMS"), and its trading symbol changed to "MS".

Upon completion of the Qualifying Transaction, BioMS commenced carrying on the business of Rycor. Rycor is in the business of commercializing medical technology fo the treatment of Multiple Sclerosis.

2. Discussion of Operations and Financial Condition

To September 30, 2001 the company had incurred total operating expenses of $3,857,291, including research and development expenses of $2,187,248 and general and administration expenses of $413,398. The company has incurred a loss of $3,505,672 for the nine months ended September 30, 2001.

The company issued 208,064 shares for proceeds of $258,792 during the period. The company had a working capital of $10,113,201 as at September 30, 2000.

On August 1, 2001, the company acquired Rycor Technology Investments Corp. by exchanging 38,431,289 common shares for all the issued and outstanding shares of that company. Rycor is in the business of commercializing medical technology for the treatment of Multiple Sclerosis.

3. Subsequent Events

Pursuant to an engagement letter (the "Engagement Letter") dated March 1, 2001, Yorkton agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common Share purchase warrant (the "Offering Warrants"), each whole Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $5.80 per share. The Offering was conducted by filing of the prospectus (the "Prospectus") in the Provinces of Alberta, British Columbia and Ontario. Yorkton was paid a cash commission of 8% of the gross proceeds from the sale of the Units and will be issued non-transferable share purchase warrants (the

" Agent's Warrants"). Each Agent's Warrant entitles Yorkton to purchase one unit (the " Agent's Units") at a price of $2.50 per Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5,80 per share.

The corporation has granted further stock options to acquire up to 900,000 common shares at an exercise price of $2.50 per common share in conjunction with the closing of the Qualifying Transaction.

On July 30, 2001 the issuer changed its name to BioMS Medical Corp. The corporation was continued into the province of Alberta on July 31, 2001.

4. Financings, Principal Purposes and Milestones

Proceeds from the prior financing of BioMS Medical Corp. (formerly EPS Capital Corp.) were used for the purposes of making BioMS acquisition of Rycor Technology Investments Corp., which acquisition qualified as BioMS's Qualifying Transaction.

The variance in actual issuance expenditures as compared to the estimated costs is a result of additional legal, printing and agent expenses. The additional expenditure is not expected to impact the Issuer's ability to achieve its intended corporate objective of identifying and completing an approved Qualifying Transaction acquisition.

5. Liquidity and Solvency

As at September 30, 2001 the Issuer had working capital of $10,113, 201, which is sufficient for the company to meet its ongoing obligations.